UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-33765

YUEDA DIGITAL HOLDING

(Exact name of registrant as specified in its charter)

7545 Irvine Center Drive
Suite 200

Irvine, CA 92618

The United States
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Submission of Matters to a Vote of Security Holders.

Yueda Digital Holding (the “Company”) held its extraordinary general meeting of shareholders (the “Extraordinary General Meeting”) on June 12, 2026 at 10:00 p.m. Eastern Standard Time at Room 7C, Floor 7, No. 1 Danling Street, Haidian District, Beijing 100080, People’s Republic of China.

Holders of 2,516,363 Class A ordinary shares of the Company were present online or by proxy at the meeting, representing approximately 45.40% of the total 5,542,262 outstanding Class A ordinary shares as of the record date of May 15, 2026 and therefore constituting a quorum. The final voting results for each matter submitted to a vote of shareholders at the Extraordinary General Meeting are as follows:

1. Share Capital Reduction and Reorganization

The shareholders approved as special resolution, subject to all requirements prescribed by sections 14, 14A and 14B of the Companies Act relating to share capital reductions being complied with (together, the “Share Capital Reduction and Reorganization”), that: (i) the par value of each issued Class A ordinary share of a nominal or par value of US$4.00 and each issued Class B ordinary share of a nominal or par value of US$4.00 in the share capital of the Company be reduced to US$0.0001 by cancelling US$3.9999 of the paid-up capital on each issued Class A ordinary share of a nominal or par value of US$4.00 and each issued Class B ordinary share of a nominal or par value of US$4.00 (the “Share Capital Reduction”); (ii) following the Share Capital Reduction, the amount deemed to be paid up on each issued share of the Company shall be US$0.0001; (iii) the credit arising from the Share Capital Reduction be transferred to a distributable reserve account of the Company which may be utilized by the Company as the Board may deem fit and as permitted under the Companies Act, the third amended and restated memorandum and articles of association of the Company currently in effect (the “Existing M&A”) and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time; (iv) immediately following the Share Capital Reduction, (a) each authorized but unissued Class A ordinary share of a nominal or par value of US$4.00 be subdivided into 40,000 Class A ordinary shares of a nominal or par value of US$0.0001 each, and (b) each authorized but unissued Class B ordinary share of a nominal or par value of US$4.00 be subdivided into 40,000 Class B ordinary shares of a nominal or par value of US$0.0001 each (the “Share Sub-Division”); (v) immediately following the Share Sub-Division, the authorized share capital of the Company be altered by the cancellation of such number of excess authorized but unissued Class A ordinary shares of a nominal or par value of US$0.0001 each and authorized but unissued Class B ordinary shares of a nominal or par value of US$0.0001 each as will result in the Company having authorized share capital of US$1,000 divided into 9,000,000 Class A ordinary shares of a nominal or par value of US$0.0001 each and 1,000,000 Class B ordinary shares of a nominal or par value of US$0.0001 each (the “Cancellation”); and (vi) immediately following the Share Capital Reduction, the Share Sub-Division and the Cancellation, the authorized share capital of the Company shall be changed from US$40,000,000 divided into 9,000,000 Class A ordinary shares of a nominal or par value of US$4.00 each and 1,000,000 Class B ordinary shares of a nominal or par value of US$4.00 each, to US$1,000 divided into 9,000,000 Class A ordinary shares of a nominal or par value of US$0.0001 each and 1,000,000 Class B ordinary shares of a nominal or par value of US$0.0001 each.

For	Against	Abstain
2,318,093	195,327	2,943

2. Share Capital Increase

The shareholders approved, as an ordinary resolution and subject to and immediately following the Resolution 1 becoming effective, an increase of the authorized share capital of the Company (the “Share Capital Increase”) from US$1,000 divided into 9,000,000 Class A ordinary shares of a nominal or par value of US$0.0001 each and 1,000,000 Class B ordinary shares of a nominal or par value of US$0.0001 each, to US$40,000,000 divided into 360,000,000,000 Class A ordinary shares of a nominal or par value of US$0.0001 each and 40,000,000,000 Class B ordinary shares of a nominal or par value of US$0.0001 each, by the creation of (i) 359,991,000,000 Class A ordinary shares of a nominal or par value of US$0.0001 each, and (ii) 39,999,000,000 Class B ordinary shares of a nominal or par value of US$0.0001 each.

For	Against	Abstain
2,302,533	204,126	9,704

3. Fourth Amended Memorandum and Articles of Association

The shareholders approved, as a special resolution and subject to Resolutions 1 and 2 becoming effective, the adoption of the fourth amended and restated memorandum and articles of association of the Company (the “Fourth Amended M&A”), in the form annexed hereto, in substitution for and to the exclusion of the Existing M&A.

For	Against	Abstain
2,307,910	196,589	11,864

4. Share Consolidation

The shareholders approved as an ordinary resolution, that (i) a share consolidation of the Company’s issued and unissued Class A ordinary shares and Class B ordinary shares, at a ratio of not less than 1-for-5 and not more than 1-for-100 (the “Range”), with the final ratio to be set at a whole number within the Range to be determined by the Board in its sole discretion (the “Share Consolidation”), and the Board be authorized to implement such Share Consolidation at its sole discretion at any time prior to the three-year anniversary of the Extraordinary Meeting; and (ii) in respect of any and all fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, if so determined by the Board in its sole discretion, the directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued ordinary shares to be issued to shareholders of the Company to round up any fractions of ordinary shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation, and the Board be and is hereby authorized to do all other acts and things as the Board considers necessary or desirable for the purposes of the transactions contemplated by or giving effect to and implementing the Share Consolidation, including determining the final ratio and the effective date of Share Consolidation and instructing the registered office provider or transfer agent of the Company to complete the necessary corporate record(s) and make necessary filing(s) to reflect the Share Consolidation.

For	Against	Abstain
2,304,062	203,088	9,213

5. Fifth Amended Memorandum and Articles of Association

The shareholders approved, as a special resolution and subject to Resolution 4 becoming effective, the amendment and restatement of the Fourth Amended M&A currently in effect by the deletion of the Fourth Amended M&A in its entirety and the substitution in its place of the fifth amended and restated memorandum and articles of association of the Company (the “Fifth Amended M&A”), in the form annexed hereto.

For	Against	Abstain
2,305,003	196,659	14,701

6. Share Issuance

The shareholders approved, as an ordinary resolution and subject to the Resolution 1 and 2 becoming effective, (i) the issuance and allotment by the Company of 500,000 class B ordinary shares of a nominal or par value of US$0.0001 each in the share capital of the Company to Qirui Dou for an aggregate consideration of US$500,000.00 (the “Share Issuance”), credited as fully paid, be and is hereby approved; (ii) any director of the Company or officer of the Company be and is hereby authorized to do all such acts and things and execute all such documents as such director of the Company or officer of the Company considers necessary or desirable to give effect to the Share Issuance; and (iii) the Company’s registered office provider, transfer agent, share registrar or any other share agent of the Company be and is hereby authorized and instructed to update the register of members and/or share register of the Company and any other corporate record(s) of the Company as necessary to reflect the Share Issuance.

For	Against	Abstain
2,305,479	197,561	13,323

On June 10, 2026, the Company issued a press release entitled “Yueda Digital Holding Announces Solon Initiative -- Bets on the Enterprise Governance in AI-Agent Finance.” A copy of the press release is furnished herewith as Exhibit 99.1.

This report on Form 6-K is hereby incorporated by reference into the registration statements on Form F-3 (No. 333-279318) to the extent not superseded by documents or reports subsequently filed.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated June 10, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YUEDA DIGITAL HOLDING

Date: June 17, 2026	By:	/s/ Oirui Dou
	Name:	Qirui Dou
	Title:	Chief Executive Officer

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